

MAPLE SECURITIES
U.S.A. INC.

STATEMENT OF NET ASSETS (LIQUIDATION BASIS)

Maple Securities U.S.A. Inc.
September 30, 2016
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-46184

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/16 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maple Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Boulevard, Suite 1400 14th Floor
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Vinci (201) 369-3035
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)







OATH OR AFFIRMATION

I, Anthony Vinci, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of net assets pertaining to the firm of Maple Securities USA, as of September 30, 2016, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or direct has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 13 day of Dec, 2016

Notary Public

Signature

Chief Financial Officer

Title

EVELYN CABALLERO
Notary Public, State of New Jersey
My Commission Expires
May 30, 2017

This report contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Net Assets.
- ☐ (c) Statement of Changes in Net Assets
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

Maple Securities U.S.A. Inc.

Statement of Net Assets (Liquidation Basis)

September 30, 2016

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Maple Securities U.S.A. Inc.

We have audited the accompanying statement of net assets of Maple Securities U.S.A. Inc. (in liquidation) (the "Company") as of September 30, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. (in liquidation) at September 30, 2016, in conformity with U.S. generally accepted accounting principles.

As described in Note 2 to the financial statement, the Board of Directors and Management of the Company has decided to liquidate the Company as the Company determined liquidation is imminent as of September 1, 2016. As a result, the Company changed its basis of accounting on September 1, 2016 from the going concern basis to a liquidation basis and the Company commenced liquidation shortly thereafter. Our opinion is not modified with respect to this matter.

ERNST & YOUNG LLP

December 13, 2016

A member firm of Ernst & Young Global Limited

Maple Securities U.S.A. Inc.

Statement of Net Assets

(Liquidation Basis)

September 30, 2016

Assets

Cash and cash equivalents	$	138,176,313
Cash segregated under federal and other regulations		259,891
Securities owned ($302,281,335 pledged as collateral)		302,281,335
Due from clearing organizations and clearing brokers		13,534,135
Receivables from Affiliates		549,865
Other assets		474,032
Total assets	$	455,275,571

Liabilities

Securities sold under agreements to repurchase		304,997,916
Accounts payable and accrued liabilities		14,091,275
Payables to Affiliates		59,192
Total liabilities		319,148,383
Net assets in liquidation	$	136,127,188

See notes to statement of net assets.

Maple Securities U.S.A. Inc.

Notes to Statement of Net Assets

(Liquidation Basis)

September 30, 2016

1. Organization

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), the Depository Trust Clearing Corporation ("DTCC"), the National Securities Clearing Corporation ("NSCC"), and the Fixed Income Clearing Corporation ("FICC"). The Company is a wholly owned subsidiary of Maple Partners America, Inc. ("MPAI"), a wholly owned subsidiary of Maple Bank GmbH ("MBG"), which is a wholly owned subsidiary Maple Financial Europe SE ("MFE"), which is a wholly owned subsidiary of Maple Financial Group ("MFG"), a privately-held global financial services group based in Canada.

On September 1, 2016, the Company determined that liquidation is imminent. See Note 2 for background and discussion on the Company's current state of liquidation.

Prior to liquidation, the Company engaged in proprietary trading, securities borrowing and lending activities for its own account, and custody services for its broker dealer affiliates (non-customers). The Company does not carry customer accounts as defined by the Securities and Exchange Commission ("SEC") Rule 15c3-3, the customer protection rule.

2. Liquidation Background and Plan

On September 23, 2015, German authorities searched the offices of MBG and other premises, investigating various MBG current and former employees for alleged tax evasion and money laundering surrounding certain transactions, so called "cum/ex" trades that MBG executed during the period 2006-2010. The Company's understanding of recent events is (i) German authorities are investigating certain current and former employees of MBG; (ii) MBG itself is not under investigation; (iii) MBG is cooperating with authorities; (iv) MBG is undertaking its own investigation of the allegations; (v) no formal charges have been made; and (vi) German authorities have made certain claims against the Company's indirect parent company MBG in the MBG insolvency proceeding. The Company has not been contacted by German authorities regarding the allegations and, to the best of the Company's knowledge; the Company is not

2. Liquidation Background and Plan (continued)

under investigation. Currently, the Company's management is not aware of any new information pertaining to the German investigation from

German authorities; and the outcome and timing of the ongoing investigation is uncertain at this time. With respect to the matters discussed in this paragraph, the Company believes that (1) there is no basis for any claim against the Company and (2) therefore the risk of any material loss to the Company as a result of any potential claim is not probable.

(i) MBG

On February 6, 2016, the German Federal Financial Supervisory Authority ("BaFin") placed a moratorium on MBG apparently on the basis of the potential over indebtedness of MB, taking into consideration German tax liabilities. The moratorium prohibited MBG from accepting deposits and, subject to certain exceptions, making payments or asset transfers. On February 10, 2016, the BaFin filed an application for the opening of insolvency proceedings in Germany against MBG in Frankfurt am Main Lower District Court in Germany (the "German Court"). The insolvency proceeding was opened and Dr. Michael C. Frege was appointed as insolvency administrator for MBG (the "Insolvency Administrator") by order of the German Court on February 11, 2016.

The Insolvency Administrator filed a petition to recognize MBG's German insolvency proceeding under chapter 15 of the US Bankruptcy Code in the US Bankruptcy Court for the Southern District of New York on February 15, 2016. On March 11, 2016, the US Bankruptcy Court entered an order granting recognition of MBG's German insolvency proceeding.

(ii) MFE

On February 12, 2016, MFE filed an insolvency proceeding in the German Court. The German Court also appointed Mr. Frege as insolvency administrator for MFE.

3

2. Liquidation Background and Plan (continued)

(iii) Canadian Branch of MBG ("MBTOR")

 On February 10, 2016, the Canadian Office of the Superintendent of Financial Institutions (the "Superintendent") temporarily took control of the assets of MBTOR, and set limits on MBG's business in Canada.   On February 15, 2016, the Superintendent took permanent control of MBTOR and requested that the Attorney General of Canada initiate proceedings under the Canadian Winding-up and Restructuring Act ("WURA") in respect of MBG.

On February 15, 2016, the Attorney General of Canada filed an application in the Ontario Superior Court of Justice (the "Canadian Court") for the winding-up of the MBTOR and the appointment of a liquidator under WURA. On February 16, 2016, the Canadian Court entered an order appointing KPMG, Inc. as liquidator and directing the wind-up of MBG's business and assets located in Canada.

(iv)   MSUK

Maple Securities UK Limited ("MSUK") is an affiliate of the Company.

On February 12, 2016, MSUK filed an application in the High Court of England and Wales (the "UK court") for special administration under UK insolvency laws. Upon information and belief, the UK court entered a special administration order dated February 17, 2016, appointing special administrators for MSUK.

(v) MFG

On August 4, 2016, MFG filed for bankruptcy protection. The Company is not a party to these proceedings. Neither the Company nor its assets are a party to any of the above proceedings, and to the knowledge of the Company no third party is seeking to place the Company into any liquidation or   bankruptcy proceeding.

See Note 8 for further discussion on related party transactions and disclosures.

As a result of the events discussed above, shortly after his appointment as administrator for MBG, the Insolvency Administrator did not object to the Company's management pursuit of a

2. Liquidation Background and Plan (continued)

sale of the Company. After a prolonged sales process, on September 1, 2016, the last of the potential buyers backed away from a potential transaction and MSUSA management communicated the intention to begin to put together a plan of liquidation to the Insolvency Administrator, with no objection from the Insolvency Administrator; making liquidation imminent for the Company.

The Company informed FINRA of its intent to pursue an orderly liquidation on September 22, 2016.

The Company expects to substantially complete its liquidation of net assets by March 2017, which is the planned end point for the severance of all remaining employees. The liquidation plan includes the disposal of assets, in an orderly sale for cash where applicable and possible, and settlement of liabilities in the wind up of operations and dissolution of the Company. Except as otherwise noted below, assets and liabilities are currently expected to be settled in cash, on a net basis, where applicable and appropriate, by March 2017.

At September 30, 2016, the Company was exploring the sale of all U.S. government obligations and the simultaneous execution of reverse repurchase agreement trades that will match the termination dates of the repurchase agreement termination dates, resulting in a net cash settlement at the FICC upon termination date. In October 2016, the Company sold all of their U.S. government obligation positions for a cash value of $302,281,335. The Company recorded the U.S government obligation positions at September 30, 2016 at the subsequent sale value.

Upon liquidation of all securities positions for a net settlement of cash, the Company intends to withdraw membership from all remaining clearinghouses, clearing broker, and FINRA. Shortly thereafter, the Company expects to receive back certain clearing and margin deposits, free of encumbrance. In certain circumstances, the NSCC and DTCC have communicated they can reserve the right to retain a minimum deposit for a minimum of three months from the time of membership withdrawal up to two years for the NSCC and four years at the DTCC. The FICC does not have a deposit retention rule; all funds are expected to be returned within 90 days of cessation of membership; approximately March 2017. At this time, the amount of the deposit

2. Liquidation Background and Plan (continued)

holdback is uncertain, and could be held past the planned March 2017 substantial liquidation completion.

The Company expects the settlement of Receivables from Affiliates, including with insolvent affiliates at the recorded values in cash on a net settlement basis where applicable, either prior to liquidation, or simultaneous with liquidation to MPAI. Cash held in segregation under 15c3-3 for MSUK will be net settled in cash upon payment of claim made by the Company. Any excess cash remaining in the segregation account will be released to our general cash accounts for operational use. See Note 8 for further discussion.

Other receivables related to state income taxes and a deposit with BMO Harris Bank to secure a letter of credit are expected to be collected in cash. State income tax receivables are expected to be substantially collected in cash by or around March 2017. The security deposit for the letter of credit is expected to be collected approximately two months after official termination of our lease obligation.

Fixed Assets are not expected to be sold; any costs of disposal are not yet estimable, as inclusion of furniture and fixtures is being explored as part of the settlement of our remaining lease obligation. Any such disposal costs or cash proceeds from potential value obtained for furniture and fixtures is expected to be minimal and immaterial to the Statement of Net Assets.

Vendor relationships are being evaluated for timing and need of services and are being canceled as and when appropriate. Cash payments will be made to vendors in full for services provided, as stipulated by contractual obligation or other agreement comes to with individual vendors through March 2017, where applicable

The Company has engaged a commercial real estate broker to assist with the settlement of our Jersey City lease obligation. It is still early in the process to estimate what a potential buyout amount could be, but any settlement, whether a negotiated buyout, or an early termination option as stipulated by the lease contract outside of any potential brokered transaction, will be settled in a lump sum cash amount. The timing of such payment is uncertain, but is expected to be made

Maple Securities U.S.A. Inc.

Notes to Statement of Net Assets

(Liquidation Basis)

(continued)

2. Liquidation Background and Plan (continued)

around March 2017 or shortly thereafter. As of December 7, 2016, the Company was in active negotiations with the landlord on a lease buyout. If the buyout is agreed upon and executed, the buyout would be paid in a lump sum cash amount. The Statement of Net Assets does not adjust for a potential lease buyout consideration, given no terms are final at this point. Based on the current status of the negotiations, the potential buyout amount that the Company will be required to pay is not expected to have a material impact to the accompanying Statement of Net Assets.

A headcount reduction plan is in place outlining the timing of employee terminations. Full salary and benefits will be paid to active employees until termination. Upon the termination of an employee, cash severance and cash bonus payments will be made in whole upon the receipt of a general release executed by the terminated employee. In addition, former employees who have executed a general release will receive health benefits, or a cash equivalent, for a specified period of time, paid for by the Company.

An interim distribution is planned to be made out of the Company to MPAI of approximately $70M. See Note 7 for further discussion. Upon the full liquidation of the Company, with the exception of post-liquidation reserves made by the Company's management, the remaining cash is planned to be distributed to MPAI.

See below the liquidation adjustments made to arrive at a Statement of Net Assets at September 1, 2016, including description of methods and significant assumptions used to measure assets and liabilities as well as the type and amount of costs and income accrued in the Statement of Net Assets in liquidation and the period over which those costs are expected to be paid or income earned.

No assets which were not previously recognized are expected to be sold; therefore no additional assets were recorded.

2. Liquidation Background and Plan (continued)

		September 1, 2016	
	Before liquidation-August 31, 2016	*Liquidation adjustments*	*Statement of net assets in liquidation*
Assets			
Cash	$ 138,512,894	$ -	$ 138,512,894
Cash Segregated in Compliance with Federal & other Regulations	259,891	-	259,891
Receivables from Affiliates	586,100	-	586,100
Due from Clearing Brokers	500,312	-	500,312
Due from Clearing Organizations	14,939,980	-	14,939,980
Securities Owned	403,537,897	243,438 (A)	403,781,335
Accounts Receivable & Prepaid Expenses	1,226,672	(735,619) (B)	491,053
Fixed Assets (net)	1,614,819	(1,614,819) (C)	-
Total assets	$ 561,178,565	$ (2,107,000)	$ 559,071,565
Liabilities			
Payables to Affiliates	83,140	-	83,140
Securities Sold under Repurchase Agreements	407,257,625	732,633 (D)	407,990,258
Accounts Payable & Accrued Liabilities	4,808,184	8,961,434 (E)	13,769,618
Total liabilities	412,148,949	9,694,067	421,843,016
Net Assets in Liquidation	$ 149,029,616		$ 137,228,549

(A) U.S Treasury securities with a par value of $400 million, $100 million due to mature on September 30, 2016, and $300 million due to mature on December 31, 2016. The adjustment of $243,438 reflects an adjustment from the August 31, 2016 fair market value to the cash sale value realized upon the maturity of the $100 million September 30, 2016 positions and the subsequent sale in October 2016 of the $300 million December 31, 2016 positions.

2. Liquidation Background and Plan (continued)

(B) The adjustment of $735,619 wrote down all prepaid expenses as of August 31, 2016, as no cash or consideration is expected to be collected.

(C) The Company does not expect to sell the remaining fixed assets; therefore no cash amount is expected to be collected. The cost to dispose of our fixed assets has not yet been determined and is not estimable at this time, but expected to be immaterial to the Statement of Net Assets.

(D) Securities Sold under Repurchase Agreements with a par value of $400 million, $100 million due to settle on September 30, 2016 and $300 million due to settle on December 30, 2016. The repurchase agreements continue to be recorded at loan value plus accrued interest. In addition, given that the remaining interest expected to be incurred and paid in cash through the aforementioned settlement dates can be calculated and the Company is contractually obligated to uphold the repurchase agreement contract settlement dates, an additional $732,633 of interest was accrued.

(E) The adjustments to accounts payable and accrued liabilities are in accordance with ASC 205-30, the accrual of any expenses that can be reasonably estimated, as well as ASC 450, *Contingencies*, where applicable. The key categories and discussion are as follows:

   a. Post-Liquidation Reserves: $1,003,150

   The Company considered post-liquidation costs and reserved an aggregate of $1,003,150 for such matters. The reserves include costs for the defense against and disposal of claims and various post-liquidation costs (after March 2017) including tax advisory fees, storage fees, and consulting and independent contractor fees. See Note 10 for further discussion.

   b. Lease Obligations (including the disaster recovery site less deferred rent): $2,609,234

   The lease obligation accrued for the Jersey City office is based upon the early termination option of the lease agreement which states rent payments and operating expenses (inclusive of real estate taxes) must be paid through the 90th month from the

2. Liquidation Background and Plan (continued)

commencement date, plus an early termination fee of $520,528. Rent payments amount to $1,988,974; operating expenses are projected to be $114,957 inclusive of projected industry standard per annum increases in building expenses. A deferred rent balance of $737,387 existing prior to the adoption of the liquidation basis of accounting was adjusted down to zero, as the full future lease obligation amount in the aforementioned estimates already capture this pre-existing balance.

In addition, our disaster recovery site contract with IBM has a remaining contractual commitment of $722,161. In both cases, the Company is in the process of assessing the opportunity for a reduced buyout, but no definitive agreements have been established. The estimates described above are based upon existing contractual terms and agreements.

All lease obligation amounts mentioned above are expected to be settled through a lump sum cash payment around March 2017 or shortly thereafter. Given our lease obligation accrual reflects an early termination option, outside of the scope of the real estate broker services provided, no broker fee has been accrued, as such buyout is still uncertain.

   c.   Severance Obligations: $2,228,698

The severance obligations are based upon the latest headcount reduction plan as part of the Company's wind down and the Company's Severance Program, effective as of February 10, 2016. The severance program generally provides for one month of salary (paid in cash) and benefits for every year of service the employee provides to the company. Benefits are capped at 18 months. In addition, a prorated cash bonus is provided to the employee. The headcount reduction plan assumes all employees will be severed by March 15, 2017.

   d.   Payroll (including Salary, Bonus, Benefits, Payroll Taxes): $1,963,949

Payroll, including salary, remaining accrued bonus, benefits, and payroll taxes for active employees were estimated based upon the headcount reduction plan, for the period

2. Liquidation Background and Plan (continued)

September 1, 2016 through March 15, 2017. All except benefits are expected to be paid to employees in cash.

e. Vendor Agreements/Bills: $1,156,403

The Company reviewed all of the material vendor contracts and invoices and estimated remaining costs for the period September 1, 2016 through March 15, 2017 and estimated the remaining costs to be incurred. Costs included estimates related to remaining legal fees, bank fees, tax preparation and advisory fees, storage, market data obligations, communications and other general office expenses. Estimates were based upon inquiries to vendors as well as historical run rates. Key cost adjustment estimates were legal fees of $527,000, tax preparation and advisory fees of $115,901, market data of $194,815, and communication costs of $101,283. The majority of vendor agreements are expected to be paid around March 2017 or shortly thereafter.

3. Summary of Significant Accounting Policies

Basis of presentation - The Statement of Net Assets is presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), on a liquidation basis, as per ASC 205-30. As a result of liquidation becoming imminent, the Company has adopted the liquidation basis of accounting as of September 1, 2016 and for the periods subsequent to September 1, 2016 in accordance with US GAAP. Accordingly, on September 1, 2016, assets were adjusted to their estimated net realizable value, or liquidation value, which represents the estimated amount of cash that the Company will collect on disposal of assets as it carries out its plan of liquidation. The liquidation values of the Company's assets are presented on an undiscounted basis. Liabilities are carried at their contractual amounts due or estimated settlement amounts.

The Company accrues costs and income that it expects to incur and earn through the end of liquidation to the extent it has a reasonable basis for estimation. Actual costs and income may differ from amounts reflected in the Statement of Net Assets because of inherent uncertainty in estimating future events. These differences may be material. See Note 2 for further discussion. Actual costs incurred but unpaid as of September 30, 2016 are included in Accounts payable and

3. Summary of Significant Accounting Policies (continued)

accrued liabilities on the Statement of Net Assets. Net assets in liquidation represent the estimated liquidation value available to shareholders upon liquidation.

Use of estimates - Management makes estimates and assumptions that affect the reported amounts in the Statement of Net Assets and accompanying footnotes. Under the liquidation basis of accounting, the Company is required to estimate all costs and income that it expects to incur and earn through the completion of liquidation, including the estimated amount of cash it will collect on the estimated amount of cash it will collect on disposal of its assets and estimated costs incurred to dispose of assets. Management believes that the estimates utilized in preparing its Statement of Net Assets are reasonable. As such, actual results could differ materially from the estimates included in the Statement of Net Assets and accompanying footnotes.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. At September 30, 2016, there were no investments classified as cash equivalents.

Cash segregated under federal and other regulations - The Company segregates cash in a special reserve bank account for brokers and dealers, separate from any other bank account, as required by SEC Rule 15c3-3 for proprietary accounts of brokers-dealers.

Securities sold under agreements to repurchase - Securities sold under agreements to repurchase ("repurchase agreements") are accounted for as secured borrowings. Repurchase agreements are collateralized by U.S. government obligations recorded at contract price, plus accrued interest. The market value of the underlying collateral is generally valued or monitored daily and additional collateral is obtained or refunded as appropriate. The fair value of underlying U.S government obligations are valued using quoted market practices in the OTC market.

3. Summary of Significant Accounting Policies (continued)

Securities owned – Securities transactions are recorded on a trade date basis. Under the liquidation basis of accounting, securities owned are recorded at their estimated net realizable value.

Foreign currency transactions - Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the applicable year-end exchange rate.

Income Tax - Under the liquidation basis of accounting, deferred tax assets are measured at the amount the Company expects to receive upon settlement or disposition of the asset.

Separately, ASC 740, *Income Taxes*, ("ASC 740") prescribes the method to account for uncertainty in income tax positions taken or expected to be taken on a tax return by applying a more likely than not ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances and information available at the end of each reporting period. A tax position that meets the MLTN recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

4. Securities Sold Under Agreements to Repurchase

At September 30, 2016, the fair value of securities delivered as collateral totaled $302,277,345. The repurchase agreements are collateralized by U.S. government securities. At September 30, 2016, there are six repurchase agreements, each with a par value of $50 million and a pre-determined termination or settlement date of 12/30/2016.

5. Due from Clearing Organizations and Clearing Brokers

At September 30, 2016, amounts Due from clearing organizations and clearing brokers consist of the following:

5. Due from Clearing Organizations and Clearing Brokers (continued)

	Due from clearing organizations and clearing brokers
Due from clearing brokers	$ 500,312
Due from clearing organizations	2,229,318
Deposits with clearing organizations	10,804,505
	$ 13,534,135

Due from clearing brokers consists of cash margin held at a clearing broker of $500,312 related to the Company's US Treasury positions. Due from clearing organizations consists of margin held by the FICC of $2,229,318 for US Treasury and repurchase agreement exposure. Deposits with clearing organizations represent balances at the DTCC of $2,657,324, FICC of $3,800,000, the NSCC of $4,347,181 in order to satisfy margin requirements.

Options Clearing Corporation membership was terminated in September 2016.

6. Securities Owned

At September 30, 2016, included in Securities owned are U.S. government securities.

At September 30, 2016, U.S. government securities owned with a fair value of $302,277,345 and have been pledged as collateral under terms that enable the counterparties to sell or repledge the securities pledged. The associated liabilities, which represent the cash received from counterparties in exchange for the securities pledged, are included in Securities Sold Under Agreements to Repurchase on the Statement of Net Assets.

The U.S government securities would have been classified in level 2 as of September 30, 2016, had these securities been included in a fair value hierarchy under ASC 820.

7. Regulatory Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule ("Rule 15c3-1"). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2016, the Company had net capital of $133,086,049 which was $132,836,049 in excess of the required net capital of $250,000.

During the year, the Company did not effectuate transactions for anyone defined as a customer under SEC Rule 15c3-3 ("Rule 15c3-3"). Accordingly, at September 30, 2016, the Company had no customer related debit items to be aggregated under this Rule. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

On February 12, 2016, pursuant to FINRA Rule 4110(a), FINRA directed the Company not to withdraw any capital or make any unsecured loans and/or advances or otherwise reduce its capital position, other than through normal operating losses, unless otherwise approved by FINRA. The directive was effective immediately and remains in effect unless FINRA staff remove or reduce the restriction pursuant to a letter of withdrawal of the notice issued as set forth pursuant to FINRA Rule 9557(g)(2).

On September 30, 2016, the Company notified FINRA of its intention to distribute up to $70 million of capital to MPAI, upon the Company's board approval. Given the level of excess net capital, stated above, at September 30, 2016, and projected expenses, including operating expenses and all future liabilities as per US GAAP under the liquidation basis of accounting, through the projected timing of the company's Form BDW; in addition to any required regulatory capital charges, a distribution of $70 million was deemed to be adequate in leaving behind enough excess net capital to meet regulatory net capital requirements. On October 12, 2016, FINRA communicated that they had no objection to the Company taking action on the capital distribution. The distribution of $70 million was paid on December 7, 2016.

8. Related-Party Transactions and Disclosures

At September 30, 2016 related-party balances receivable and payable primarily consist of balances related to fees and expenses arising from the normal course of business and/or during the orderly liquidation of the Company, such as operating expenses paid to vendors by one entity on behalf of its affiliate. These balances are included in Receivables from Affiliates on the Statement of Net Assets. See Note 2, as well as discussion below, regarding insolvency proceedings of affiliates.

	Receivables from Affiliates	Payables to Affiliates
MPAI	$ 41,710	$ -
MBG	43,054	59,192
MBTOR	294,353	-
MSUK	107,727	-
Insolvency Administrator	49,440	-
MSUK Insolvency Administrator	13,529	-
Maple Arbitrage Inc.	52	-
	$ 549,865	$ 59,192

At September 30, 2016, MPAI owed the Company $41,710 for professional fees paid on their behalf and is included in Receivables from Affiliates on the Statement of Net Assets. MPAI is expected to settle this balance with the Company in cash before March 2017.

At September 30, 2016, MBG owed the Company $43,054 for communication, market data, and professional fees paid on their behalf and is included in Receivables from Affiliates on the Statement of Net Assets. The Company had overdrafts with MBG of $41,871, which is due upon demand. This balance is included in Payable to Affiliates on the Statement of Net Assets. These balances are currently expected by the Company to be net settled and offset against any final dividends paid from the Company to MPAI, up to MBG. The timing of final distributions is currently uncertain, but expected to be after March 2017.

8. Related-Party Transactions and Disclosures (continued)

Prior to MBTOR's insolvency, the Company had two open repurchase agreements with MBTOR. During the week of February 8, 2016, MBTOR failed to provide margin transfers as and when requested by the Company, pursuant to the repurchase agreement. Such failures constituted an event of default under the repurchase agreement. On February 18, 2016, The Company gave notice to MBTOR that they were in default of the repurchase agreement. On February 24, 2016, the Company notified MBTOR that on February 18, 2016, the Company purchased equivalent securities in the public market place and set off such costs of the buy-in against the margin transfers held by the Company. The net cash amount due to the Company from MBTOR is $247,519, as of September 30, 2016.

In addition, the Company provides business origination services to MBTOR, for which $46,834 was due to the Company as of the date of MBTOR's insolvency. The claim to MBTOR was submitted on August 25, 2016, and is still going through the insolvency claim process. The Company has no reason to believe the amounts to be uncollectible, presenting such amounts in Receivables from Affiliates on the Statement of Net Assets. Amounts are expected to be paid in cash as part of the Company's insolvency claim to MBTOR; timing is currently uncertain, but most likely to be after March 2017.

Prior to MSUK's insolvency, the Company provided custodial services which included securities clearance and settlement. The Company paid expenses on MSUK's behalf related to communication and market data charges. In addition, MSUK cutoff access in March 2016 to licensed risk software, that the Company prepaid its allocation. The net claim due from MSUK is $107,727, which is expected to be paid in cash, based upon direct conversations with the MSUK insolvency administrator, by the end of the calendar year 2016. The amount is reflected in Receivables from Affiliates on the Statement of Net Assets.

After the date MBG and MSUK entered into insolvency administration, market data expenses continued to be incurred by both entities, which were paid by the Company on their behalf. In regular discussions with the Insolvency Administrator, no indication of refusal of payment for post-administration claims has been communicated; such settlements are expected to be made simultaneously with the aforementioned MBG claims. In discussions with the MSUK

8. Related-Party Transactions and Disclosures (continued)

insolvency administrator, they have indicated that partial cash reimbursements will be made based on the amounts claimed by the end of the calendar year 2016. The Company has reserved for amounts indicated by the MSUK insolvency administrator as having no intention of reimbursement. The MBG insolvency administrator owes $49,440 in post-administration market data charges and the MSUK insolvency administrator owes $13,529 in post-administration market data charge, which is net of amounts reserved. Both amounts are reflected in Receivables from Affiliates on the Statement of Net Assets.

9. Income Taxes

The Company is included in the consolidated federal income tax return of MPAI. The Company also files stand-alone returns in various state and local jurisdictions. The Company's provision for taxes is calculated based on a separate return basis.

The Company has measured its deferred tax assets at zero as no cash or other consideration will be received upon liquidation or in carrying out its plan for liquidation. As the deferred tax asset was fully offset by a valuation allowance at September 30, 2015, there is no change in net assets related to the deferred tax asset.

As of September 30, 2016, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and, accordingly, no additional disclosures are required. The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits in Accounts payable and accrued liabilities on the Statement of Net Assets.

Through the date of expected liquidation, the Company believes that there will be no material changes to unrecognized tax benefits.

Fiscal years ended September 30, 2012 through September 30, 2015, remain open for examination by federal and state taxing authorities. In November 2016, New York State commenced an audit for the period September 30, 2013 through September 30, 2015. No adjustments have been proposed.

10. Commitments, Contingent Liabilities, and Liquidation Reserves

The Company has obligations under operating leases related to office space through October 2023. Rent abatements were granted for the first six months beginning at the lease commencement date in February 2014. See Note 2 for further discussion on the estimate of remaining lease obligations.

In connection with the office space operating lease arrangement, the Company was required to provide a bank issued irrevocable letter of credit for $102,000, in favor of the lessor. The letter of credit is automatically renewed and must be kept in place until sixty days following the end of the lease term.

In addition, the Company has an agreement for infrastructure and recovery services. See Note 2 for further discussion on the estimate of remaining disaster recovery obligations.

From time to time, the Company may be a party to lawsuits or legal proceedings arising in the ordinary course of business. Such lawsuits and legal proceedings are subject to many uncertain factors that generally cannot be predicted with assurance. In accordance with the current accounting standards for loss contingencies, the Company generally establishes reserves for litigation-related matters when it is probable that a loss associated with a claim or proceeding had been incurred at the date of the Statement of Net Assets and the amount of the loss can be reasonably estimated. The aggregate liability, if any, arising out of lawsuits or legal proceedings, is not currently material to the accompanying Statement of Net Assets. As law suits or legal proceedings develop, the company monitors the matters for further developments that could affect previous accruals or disclosures, if any, and updates such amounts accrued or disclosures previously provided, as appropriate.

The Company considered asserted and unasserted legal, regulatory, and other matters, as well as estimated post-liquidation costs for matters that will need to be handled after March 2017, when the plan is to no longer have any employees at the Company. The Company has reserved an aggregate of $2.0 million for such matters as of September 30, 2016. The $2.0 million includes reserves for the defense against and disposal of claims and various post-liquidation costs (after March 2017) including tax advisory fees, storage fees, and consulting and independent contractor fees. For the defense and disposition of litigation, claims, and regulatory matters reserves of

10. Commitments, Contingent Liabilities, and Liquidation Reserves (continued)

$1.2 million are made based upon guidance from the Company's legal and regulatory advisors. A reserve for tax advisory fees accounts for $0.35 million based upon guidance from the Company's tax advisors. In addition, reserves are made for storage fees of $0.34 million, consulting and independent contractor fees of $0.07 million, post-liquidation general legal fees of $0.03 million, and other post-liquidation costs of $.013 million.

Guarantees

The Company applies the provisions of the ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company is a member of the DTCC, NSCC, and FICC that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Net Assets for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Concentrations of Credit Risk

The Company's only remaining repurchase agreements are all novated via the FICC. The Company monitors the market value of repurchase agreements on a daily basis; obtaining or refunding additional collateral as necessary to ensure such transactions are adequately collateralized. All long positions are investment grade U.S government guaranteed obligations. The FICC rulebook together with all other agreements entered into between the Company and the FICC serve as a netting contract, including in the event of default.

12. Subsequent Events

ASC 855 - *Subsequent Events*, requires the disclosure of events occurring subsequent to the Statement of Net Assets date. The Company evaluated subsequent events through the issuance date of the Statement of Net Assets.

In October 2016, the Company sold all of their U.S. government obligation positions for a cash value of $302,281,335. In addition, reverse repurchase agreement positions with an aggregate loan value of $306,687,500 were entered into, with a termination date of 12/30/2016. The reverse repurchase agreement positions termination date of 12/30/2016 matches that of the remaining repurchase agreement positions, all of which are with the FICC and will be net settled in cash on 12/30/2016.

In October 2016, the Company retired from all services via the NSCC. In November 2016, the Company's NSCC clearing fund excess of $4,064,786 was returned by the NSCC.

In November 2016, the Company retired all services via the DTCC.

No other material subsequent events were deemed to require disclosure, other than those already discussed above in Notes 2 and 7.